No Act

04042902

Act: 1933
Section:
Rule: 424
Public Availability: 8/20/2004

August 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fannie Mae
Incoming Letter Dated August 20, 2004

Based on the facts presented, where Fannie Mae issues a debt security or an MBS in the manner described in your letter and such issuance creates an obligation that would require the filing of a Form 8-K under Item 2.03, we will not recommend enforcement action if, rather than filing the Form 8-K, Fannie Mae includes the required disclosure in its offering circular and supplement to the offering circular for the issuance of the security and those documents are posted on its web site within the timing requirements of Rule 424 under the Securities Act of 1933. Terms are as defined in your letter.

Because this position is based upon the representations made to the Division in your letter, it should be noted that any different facts or conditions might require a different conclusion.

Sincerely,

Carol McGee
Deputy Chief Counsel

310522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2004

Mail Stop 4-2

G. Scott Lesmes, Vice President
& Deputy General Counsel
Legal Department
3900 Wisconsin Avenue, N.W.
Washington, D.C. 20016-2892

Re: Fannie Mae

Dear Mr. Lesmes:

In regard to your letter of August 20, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

FannieMae

G. Scott Lesmes
Vice President and
Deputy General Counsel
Legal Department

3900 Wisconsin Avenue, NW
Washington, DC 20016-2892
202 752 7801
202 752 0247 (fax)
scott_lesmes@fanniemae.com

Securities Exchange Act of 1934
Section 13

August 20, 2004

BY FACSIMILE AND COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fannie Mae and Form 8-K Requirements for Reporting Material Obligations

Ladies and Gentlemen:

I am Deputy General Counsel to Fannie Mae (formally, Federal National Mortgage Association), and on behalf of the company I am submitting this letter to seek relief in the form of a no-action letter from certain requirements to file a current report on Form 8-K, as that form will become effective on August 23, 2004. Specifically, Item 2.03 of Form 8-K will require issuers to file a current report upon the creation of a material, direct financial obligation or a material obligation under an off-balance sheet arrangement. An instruction to Item 2.03 provides that no Form 8-K is required under that item as a result of the sale of a security in a registered offering if certain conditions are met. As discussed more fully below, Fannie Mae respectfully requests that the staff of the Division of Corporation Finance not recommend enforcement action to the Securities and Exchange Commission if, rather than filing Forms 8-K with respect to its issuances of debt securities and mortgage-related securities that are exempt from the registration requirements of the Securities Act, Fannie Mae provides disclosures with respect to these issuances in the manner described below.

I. Background

Fannie Mae's purpose is to facilitate the flow of low-cost mortgage capital in order to increase the availability and affordability of homeownership for low-, moderate-, and middle-income Americans. The company facilitates this flow of capital through its two primary business segments: the Portfolio Investment business and the Credit Guaranty business.

In the Portfolio Investment business, the company purchases mortgage loans and mortgage-related securities from mortgage lenders and others, which replenishes lenders' funds for making additional mortgage loans or other investments. The company acquires the funds to purchase these loans and mortgage-related securities from its equity capital and by selling debt securities to domestic and international capital markets investors.

In the Credit Guaranty business, the company issues and guarantees mortgage-related securities ("MBS"), which generally represent beneficial interests in pools of mortgage loans or other mortgage-related securities. The company guarantees the timely payment of principal and interest on these securities, for which it receives a fee. The company typically issues MBS by exchanging mortgage loans from a lender for MBS. The lender may then hold the MBS as an investment or sell the MBS in the market to replenish its funds for additional lending. This activity provides liquidity to the lender because MBS, which carry Fannie Mae's guaranty, are more readily marketable than mortgage loans without this guaranty.

II. New Form 8-K Disclosure Requirements

Under new requirements that become effective on August 23, 2004, issuers must file a current report on Form 8-K, under Item 2.03, within four business days of becoming (1) obligated under a material, direct financial obligation or (2) directly or contingently liable for a material obligation under an off-balance sheet arrangement.

For a material, direct financial obligation, the Form 8-K must disclose information about the date and amount of the obligation, including payment terms and acceleration or increase provisions, the nature of any recourse provisions, and any other material terms. For an obligation under an off-balance sheet arrangement, an issuer is required to disclose information similar to that required for a direct financial obligation, as well as a brief description of the nature of the obligation, including the material terms whereby the obligation may become a direct obligation, and the maximum potential amount of future payments the issuer may have to make.

Instruction 5 to Item 2.03 of Form 8-K provides that no Form 8-K is required under that item as a result of the sale of a security in a registered offering if certain conditions are met. Specifically, Instruction 5 relieves an issuer from the Form 8-K filing requirement if:

- the prospectus relating to the sale contains the required Form 8-K disclosure; and
- such prospectus is timely filed in accordance with Securities Act Rule 424.

Instruction 5 to Form 8-K appears to acknowledge that Form 8-K disclosure about financial obligations is not necessary when the issuer is making concurrent public disclosure in the course of its public offerings about those obligations.

III. Discussion

Because Fannie Mae securities are exempt from the registration requirements of the Securities Act, Fannie Mae does not file registration statements with the SEC with respect to its debt securities or its MBS. As a result, the relief afforded by Instruction 5 to Item 2.03 is not available to Fannie Mae. As more fully discussed below, we believe that where Fannie Mae provides disclosure to the investing public with respect to its issuances of debt securities and MBS within the timing requirements of Rule 424, it is not necessary in the interest of investor protection for Fannie Mae to file Forms 8-K further reporting these issuances. The purposes of the new Form 8-K requirements in Item 2.03—to make sure that investors are promptly informed when companies take on material financial obligations—are fully addressed through Fannie Mae's current and proposed disclosure practices.

In some cases, Fannie Mae may issue a debt security or an MBS that is not disclosed in the manner described in this letter. In such cases, Fannie Mae would file a Form 8-K if required to do so under applicable Form 8-K requirements, and the relief Fannie Mae seeks in this letter is limited to those instances where Fannie Mae incurs an obligation and provides disclosure as described in this letter.

A. Debt Securities

As discussed above, Fannie Mae acquires funds for its Portfolio Investment business by selling debt securities to domestic and international capital markets investors. The company regularly sells a variety of debt securities pursuant to a "universal debt facility."

We believe that investors have prompt access to information about Fannie Mae's sales under its debt facility that is similar to the information they have about registered sales because:

- an offering circular containing the material terms of debt securities issued under the debt facility is available on Fannie Mae's website; and

- supplements to the offering circular are posted on Fannie Mae's website in connection with sales of debt securities under the facility within the timing requirements of Rule 424.

In order to ensure that investors have access to this information, the company proposes to disclose in its quarterly and annual reports (1) that this information is available on its website (2) how investors can find this information and (3) that Fannie Mae has obtained the relief sought in this letter enabling it to rely on Instruction 5 to Item 2.03.

Thus, even though Fannie Mae's debt securities sales are not registered, Fannie Mae makes information about its debt securities sales available to investors. Accordingly, we believe that Fannie Mae should be afforded relief from the obligation to file a Form 8-K for its debt securities sales similar to the relief provided by Instruction 5 to Item 2.03. Specifically, the company should not be required to file a Form 8-K for sales of debt securities so long as it:

- includes in its debt offering circular as supplemented the information required by Form 8-K and
- posts the offering circular supplements on its website within the timing requirements of Rule 424.

B. Mortgage-related securities ("MBS")

As discussed above, Fannie Mae's Credit Guaranty business regularly issues MBS. These MBS are "off-balance sheet arrangements" as defined in the new Form 8-K.

Fannie Mae provides substantial information to investors regarding its MBS obligations. For example, each month the company publishes (and furnishes with a Form 8-K) a summary that discloses the volume of MBS Fannie Mae issued in the previous month, and the balance of MBS it guarantees that are outstanding and held by others at the end of the month. In addition, the periodic reports Fannie Mae files with the SEC extensively discuss the company's MBS, various risks they present to the company, and how the company manages those risks. Thus, the investing public already has a substantial amount of information regarding Fannie Mae's MBS guarantees.

Like Fannie Mae's debt sales, the company's guaranteed MBS are generally the subject of prospectuses and prospectus supplements that are available on Fannie Mae's website. As with its debt offering documents, the company proposes to include disclosure in its quarterly and annual SEC reports regarding the availability and location of its MBS offering documents and its reliance on Instruction 5 to Item 2.03.

Thus, even though Fannie Mae's MBS obligations are not registered, Fannie Mae makes information about its MBS obligations available to investors. Accordingly, we believe that Fannie Mae should be afforded relief from the obligation to file a Form 8-K for its issuances of MBS obligations similar to the relief provided by Instruction 5 to Item 2.03. Specifically, the company should not be required to file a Form 8-K for an MBS issuance so long as:

- the relevant prospectus, as supplemented, contains all the information required by Form 8-K and
- the relevant prospectus and prospectus supplements are posted on Fannie Mae's website within the timing requirements of Rule 424.

IV. Conclusion

Where information about Fannie Mae's sales of debt securities and MBS is made available to the investing public within the time periods required by Rule 424, we believe that neither the public interest nor the protection of investors will be furthered by requiring the company to file current reports on Form 8-K under Item 2.03 when it sells debt securities or issues MBS that create a material obligation. We therefore respectfully request that the staff of the Division of Corporation Finance not recommend enforcement action to the Commission if Fannie Mae provides disclosure with respect to its issuances of debt securities and MBS in the manner described in this letter and does not file Item 2.03 Forms 8-K with respect thereto.

In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. If for any reason the staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the staff by telephone prior to any written response to this letter. If you need additional information regarding this letter, or if we may otherwise be of assistance, please telephone the undersigned at (202) 752-7801.

Very truly yours,